UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 28, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com

METHANEX COMPLETES HIGHLY PROFITABLE YEAR — MOMENTUM INTO 2005 REMAINS STRONG

January 26, 2005

Methanex Corporation recorded net income of US$66.1 million (US$0.55 per share) and generated EBITDA1 of US$120.8 million for the fourth quarter ended December 31, 2004. This compares to a net loss in the fourth quarter of 2003 of US$111.7 million (US$0.93 per share) and EBITDA of US$81.6 million. Excluding unusual items related to non-cash asset restructuring charges, the Company reported income before unusual items (after-tax) of US$27.7 million (US$0.23 per share) for the fourth quarter of 2003.

For the year ended December 31, 2004, net income was US$236.4 million (US$1.95 per share) and EBITDA was US$434.4 million. In 2003, income before unusual items (after-tax) was US$180.6 million (US$1.47 per share) and EBITDA was US$386.5 million. After unusual items, the Company reported net income for the year ended December 31, 2003 of US$1.4 million (US$0.01 per share).

Bruce Aitken, President and CEO of Methanex commented, “2004 has been a record year for us with the highest ever sales volumes and EBITDA per share. Tight methanol supply/demand conditions continued in the fourth quarter resulting in further price strengthening. Our average realized price for the fourth quarter of 2004 was US$248 per tonne compared with US$245 per tonne for the previous quarter and US$204 per tonne for the fourth quarter of 2003. As we enter 2005, the market remains tight, with global Methanex reference prices ranging from US$300 to $316 per tonne (US$0.90 – $0.95 per gallon) before discounts.”

Mr. Aitken continued, “The 1.7 million tonne per year Atlas methanol facility in Trinidad, in which we have a 63.1% interest, commenced production in the third quarter of 2004 and has operated near capacity during the fourth quarter. In Chile, we expect to start up our new 840,000 tonne per year plant at the end of the first quarter of 2005. Together, these two new plants will represent a step-change in our cost structure and will enhance our ability to generate cash throughout the methanol price cycle”.

Mr. Aitken added, “Looking ahead, we remain optimistic that tight market conditions and above average methanol pricing will continue in 2005. We expect that the impact of planned methanol capacity additions in 2005 should be largely offset by further industry restructuring and increased demand.”

-more-

For further information, contact: Wendy Bach Director, Investor Relations Tel: 604.661.2600
Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to page 43 of our 2003 Annual Report for more information on forward-looking statements.

-continued-

Mr. Aitken concluded, “In May 2004 our Board of Directors approved a normal course issuer bid for 5% of our total outstanding shares and in November approved an increase in this bid raising the maximum allowable repurchase to 12.2 million shares, or 10% of the public float. As at the end of 2004 a total of 6.1 million shares have been repurchased at an average share price of US$13.95. With US$210 million cash on hand at the end of 2004 and a US$250 million undrawn credit facility, we have the financial capacity to complete Chile IV and our capital maintenance spending program, pursue new opportunities to enhance our strategic position in the methanol industry and continue to deliver on our commitment to maintain a prudent balance sheet and return excess cash to shareholders.”

A conference call is scheduled for Thursday, January 27 at 11:00 am EST (8:00 am PST) to review these fourth quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 261994. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

-end-

[1]	EBITDA is a non-GAAP measure. For a discussion and reconciliation to the most comparable GAAP measure refer to “Additional Information — Supplemental Non-GAAP Measures” included in the attached Interim Report.

For further information, contact: Wendy Bach Director, Investor Relations Tel: 604.661.2600
Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to page 43 of our 2003 Annual Report for more information on forward-looking statements.

At January 25, 2005, the Company had 119,991,067 common shares issued and outstanding and stock options exercisable for 1,179,063 additional common shares.	Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq National Market under the symbol MEOH.

Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825	Investor Information
All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 – 200 Burrard Street
Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Fourth Quarter Management’s Discussion and Analysis

Except where otherwise noted, all currency amounts are stated in United States dollars.

This fourth quarter 2004 Management’s Discussion and Analysis should be read in conjunction with the 2003 annual consolidated financial statements and the Management’s Discussion and Analysis included in the Methanex 2003 Annual Report. The Methanex 2003 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com.

	Three Months Ended[1]			Years Ended[1]
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions, except where noted)	2004	2004	2003	2004	2003

Sales volumes (thousands of tonnes)
Company produced	1,531	1,307	1,328	5,298	4,933
Purchased	402	423	399	1,960	1,392
Commission sales[2]	128	41	—	169	254

	2,061	1,771	1,727	7,427	6,579
Average realized methanol price ($ per tonne)[3]	248	245	204	234	220
Net income (loss)	66.1	71.2	(111.7)	236.4	1.4
Income before unusual items (after-tax)[4]	66.1	71.2	27.7	236.4	180.6
Operating income	98.9	105.7	54.4	355.7	290.4
Cash flows from operating activities[5]	103.5	108.7	63.3	374.7	330.4
EBITDA[6]	120.8	125.9	81.6	434.4	386.5
Basic net income (loss) per common share ($ per share)	0.55	0.59	(0.93)	1.95	0.01
Diluted net income (loss) per common share ($ per share)	0.54	0.58	(0.93)	1.92	0.01
Basic income per share before unusual items (after-tax)[4] ($ per share)	0.55	0.59	0.23	1.95	1.47
Number of common shares outstanding, end of period (millions of shares)	120.0	120.0	120.0	120.0	120.0
Weighted average number of common shares outstanding (millions of shares)	120.4	121.6	119.7	121.5	123.0

[1]	The 2003 financial results have been restated to reflect the retroactive adoption on January 1, 2004 of the new recommendations of the Canadian Institute of Chartered Accountants (CICA) related to asset retirement obligations and stock-based compensation. Refer to note 1 of the attached consolidated financial statements.

[2]	Revenue includes the commission earned on sales of the 36.9% of production from Atlas that we do not own. Commission sales volume in 2003 represents commission sales of production from Titan Methanol Company prior to our acquisition of Titan effective May 1, 2003.

[3]	Average realized price presented in the above table is calculated net of inland shipping and handling costs billed to customers. For financial statement presentation purposes, these amounts are included in cost of sales. Refer to note 1 of the consolidated financial statements.

[4]	Income before unusual items (after-tax) and basic income per share before unusual items (after-tax) differ from the most comparable GAAP measures, net income and basic net income (loss) per share because certain transactions considered to be non-operational and/or non-recurring have been excluded. Refer to “Additional Information — Supplemental Non-GAAP Measures”.

[5]	Before changes in non-cash working capital and the utilization of prepaid natural gas.

[6]	EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, the utilization of prepaid natural gas and cash flows related to interest, income taxes and unusual items. For a reconciliation of cash flows from operating activities to EBITDA, refer to “Additional Information — Supplemental Non-GAAP Measures”.

METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 1

Continued Strong Financial Results

For the fourth quarter of 2004 we recorded EBITDA of $120.8 million and net income of $66.1 million ($0.55 per share). This compares with EBITDA of $125.9 million and net income of $71.2 million ($0.59 per share) for the third quarter of 2004 and EBITDA of $81.6 million and a net loss of $111.7 million for the fourth quarter of 2003. During the fourth quarter of 2003, we recorded before and after-tax non-cash asset restructuring charges of $139.4 million related to the write-down of property, plant and equipment and related assets in New Zealand and Medicine Hat, Alberta. Excluding the impact of the asset restructuring charges, we recorded income before unusual items (after-tax) of $27.7 million for the fourth quarter of 2003.

For the year ended December 31, 2004, we recorded EBITDA of $434.4 million and net income of $236.4 million ($1.95 per share) compared with EBITDA of $386.5 million and income before unusual items (after-tax) of $180.6 million ($1.47 per share) in 2003. Including the impact of the Medicine Hat and New Zealand asset restructuring charges and the write off of Australia project development costs, we recorded net income of $1.4 million ($0.01 per share) for the year ended December 31, 2003.

EBITDA

The change in EBITDA resulted from:

	Q4-2004	Q4-2004	2004
	compared with	compared with	compared with
($ millions)	Q3-2004	Q4-2003	2003

Higher realized price of produced methanol	3	62	72
Higher total cash cost	(31)	(47)	(84)
Higher sales volume of produced methanol	26	18	35
Higher (lower) margin on the sale of purchased methanol	(3)	6	25

Increase (decrease) in EBITDA	(5)	39	48

Q4 2004 compared with Q3 2004

Our fourth quarter of 2004 average realized price was $248 per tonne compared with $245 per tonne for the third quarter of 2004. Strong demand and industry supply disruptions have resulted in low global inventories and the continuation of a very strong methanol price environment. This favourable price environment is underpinned by high North American natural gas prices and high global energy prices.

We publish non-discounted reference prices for each major methanol market and offer discounts to customers based on various factors. The methanol industry is highly competitive and prices are affected by supply / demand fundamentals. For the fourth quarter of 2004 our average realized price is approximately 18% lower than our published average non-discounted reference price in the United States for the same period. This compares to approximately 12% lower for the third quarter of 2004. In order to reduce the impact of cyclical pricing on our earnings we have strategically positioned ourselves with certain global customers under long-term contracts where prices are either fixed or linked to our costs plus a margin. The discount has increased as a result of higher methanol prices together with higher volumes sold under these types of arrangements during the fourth quarter of 2004. While the discount from reference prices in the current favourable pricing environment has increased, the discount should narrow during periods of lower pricing. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a component of our prudent approach to liquidity.

Our total cash costs for the fourth quarter of 2004 were higher than in the third quarter of 2004 and this decreased EBITDA by $31 million. Approximately $16 million of this increase in costs relates to our New Zealand operations. During the fourth quarter, our favourable New Zealand dollar foreign currency forward contracts expired and this, together with higher natural gas costs, decreased EBITDA by approximately $13 million compared with the third quarter. Also during the fourth quarter we restructured and limited our New Zealand operations to the 500,000 tonne per year Waitara Valley facility. As a result of the restructuring we reduced our workforce and paid severance costs of approximately $3 million. We have positioned our New

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 2

Zealand operations to be flexible and will continue to critically assess our operating plan during 2005 with consideration given to prevailing market conditions and our ability to generate positive cash margins.

Natural gas purchase contracts for our strategic assets in Chile and Trinidad are linked to methanol prices in order to reduce our commodity price risk exposure and we believe this enables these facilities to be competitive throughout the methanol price cycle. Higher natural gas costs in Chile and Trinidad and other costs impacted by changes in methanol prices decreased EBITDA by approximately $6 million. We also incurred $2 million in costs related to unplanned maintenance during the fourth quarter in Chile and Trinidad. The remaining increase in costs relates primarily to an increase in stock-based compensation expense of $2 million due to an appreciation in our share price and costs for strategic initiatives as we continue to pursue opportunities to enhance our strategic position in the methanol industry.

Our total sales volume of 2.1 million tonnes for the fourth quarter of 2004 was approximately 290,000 tonnes higher than the third quarter. Approximately 40% of this increase relates to new customer contracts with the remaining increase primarily the result of differences in the timing of customer deliveries. Higher sales volumes of produced methanol during the fourth quarter of 2004 increased EBITDA by $26 million compared with the third quarter.

We purchase additional methanol produced by others on the spot market or through offtake agreements in order to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. The cost for purchased methanol also includes allocated fixed storage and handling costs of approximately $5 per tonne. During the fourth quarter of 2004, the loss on the sale of purchased methanol was $3 million higher than the third quarter of 2004.

Q4 2004 compared with Q4 2003

The fourth quarter of 2004 average realized price of $248 per tonne is $44 per tonne higher than the average realized price of $204 per tonne for the same period in 2003 and this increased EBITDA by $62 million.

Our total cash costs for the fourth quarter of 2004 were higher than in the fourth quarter of 2003 and this decreased EBITDA by $47 million. Approximately $29 million of this impact relates to higher natural gas costs for our New Zealand operations, including the expiration of favourable New Zealand dollar foreign currency forward contracts and severance costs. We purchase natural gas for our Kitimat facility on a short-term basis and the purchase price is set in a competitive market that can fluctuate widely. Higher North American energy prices increased the natural gas costs of our Kitimat facility by $5 million for the fourth quarter of 2004 compared with the same period in 2003. The cost of natural gas for our strategic facilities in Chile and Trinidad is linked to methanol prices. As a result of higher methanol prices we incurred higher costs for natural gas in Chile and Trinidad and this decreased EBITDA by $8 million for the fourth quarter of 2004 compared with the fourth quarter of 2003. The remaining increase in costs relates primarily to the impact of the increase in our share price on stock-based compensation expense of $3 million and costs incurred to enhance our strategic position in the methanol industry.

The Atlas methanol facility in Trinidad commenced operations during the third quarter of 2004 and has strengthened our strategic asset base. Primarily as a result of the addition of this new low cost production capacity, our sales volume of produced methanol for the fourth quarter of 2004 was approximately 203,000 tonnes higher than in same period last year and this increased EBITDA by $18 million.

During the fourth quarter of 2004 we sold 402,000 tonnes of purchased methanol and incurred a loss of $6 million compared with a loss of $12 million on the sale of 399,000 tonnes for the fourth quarter of 2003. The cost for purchased methanol includes allocated fixed storage and handling costs of approximately $5 per tonne in 2004 and 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 3

2004 compared with 2003

Tight market conditions as a result of strong demand and industry supply disruptions resulted in a favourable price environment throughout 2004. Our average realized price for the year ended December 31, 2004 was $234 per tonne compared with $220 per tonne for 2003 and this increased EBITDA by $72 million.

Our total cash costs were higher in 2004 compared with 2003 and this decreased EBITDA by $84 million. Approximately 50% of this impact relates to higher costs for our New Zealand operations. Despite the increase in operating costs, our New Zealand operations earned positive cash margins throughout 2004. Higher methanol prices in 2004 compared with 2003 increased the natural gas costs for our facilities in Chile and Trinidad and this decreased EBITDA by $22 million. Natural gas costs for our Kitimat facility were higher in 2004 and this decreased EBITDA by $7 million.

Our share price appreciated by over 60% during 2004 and this increased compensation expense related to restricted and deferred share units by $6 million compared with 2003. Compensation expense for restricted and deferred share units is impacted by movements in our share price with changes in the fair value of the related liability recognized in earnings for the percentage of the requisite service that has been rendered at each reporting date.

Our sales volume of produced methanol in 2004 was higher than 2003 by 365,000 tonnes and this increased EBITDA by $35 million. During the year ended December 31, 2004 we sold 2.0 million tonnes of purchased methanol and incurred a loss of $15 million compared with a loss of $40 million on the sale of 1.4 million tonnes for the same period in 2003.

Depreciation and Amortization

Depreciation and amortization expense for the fourth quarter of 2004 was $22 million compared with $27 million for the fourth quarter of 2003. For the year ended December 31, 2004, depreciation and amortization expense was $79 million compared with $96 million for the same period in 2003. The overall decrease in depreciation expense in 2004 compared with 2003 relates to the lower carrying value of property, plant and equipment due to the write-down of our Medicine Hat and New Zealand production facilities at December 31, 2003.

Interest Expense

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
Interest expense ($ millions)	2004	2003	2004	2003

Interest expense before interest capitalized for plant and equipment under construction	$13	$17	$55	$59
Less capitalized interest:
Chile IV	(4)	(2)	(14)	(5)
Atlas	—	(5)	(10)	(15)

Interest expense	$9	$10	$31	$39

Capitalized interest relates to the construction of Chile IV and Atlas. The Atlas methanol facility commenced operations at the end of July 2004 and subsequent to this date no interest expense was capitalized.

Interest and Other Income

Interest and other income for the fourth quarter of 2004 was $2 million compared with $3 million for the fourth quarter of 2003. For the year ended December 31, 2004, interest and other income was $7 million compared with $14 million for the same period in 2003. The decrease in interest and other income relates primarily to decreased foreign exchange gains in 2004 compared with 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 4

Income Taxes

The effective income tax rate for the fourth quarter of 2004 was 28% compared with 41% for the fourth quarter of 2003, excluding the impact of unusual items. The effective tax rate for the year ended December 31, 2004 was 29% compared with 32% for the same period in 2003. Our facilities in Trinidad receive preferential tax treatment. Titan has a tax holiday until mid-2005 and the tax rate for Atlas will increase over a ten-year period from 0% to 35%. In addition, our New Zealand and Kitimat operations have previously unrecognized tax loss carryforward balances. Substantially, all of our consolidated income tax expense relates to our operations in Chile, where we record taxes at a rate of 35%.

Operating Performance

	Quarterly
	Operating	Q4-2004	Q3-2004
(thousands of tonnes)	Capacity	Production	Production

Chile	750	690	640
Titan, Trinidad	213	154	176
Atlas, Trinidad (63.1% interest)	268	264	157
New Zealand*	363	266	304
Kitimat	125	122	121

	1,719	1,496	1,398

*   Quarterly operating capacity for New Zealand includes only the plants that operated during the fourth quarter of 2004.

Our facilities in Chile and the Titan facility in Trinidad were impacted by unplanned shutdowns during the fourth quarter of 2004 and production from these facilities was 120,000 tonnes lower than full operating capacity.

The fourth quarter of 2004 was the first full quarter of production for the 1.7 million tonne per year Atlas methanol facility. During the fourth quarter, this facility operated near capacity and our share of production was 264,000 tonnes.

In December 2004 we reduced our operations in New Zealand to the 500,000 tonne per year Waitara Valley plant. We have positioned the New Zealand operations to be flexible and will continue to critically assess our operating plan during 2005 with consideration given to prevailing market conditions and our ability to generate positive cash margins.

As discussed in our third quarter Management’s Discussion and Analysis, we suffered curtailments of natural gas to our facilities in Chile during the period mid-May to August as a result of reduced supply from our suppliers in Argentina. This is the winter peak usage period in Argentina and we have not suffered any curtailments since early August. We continue to closely monitor this issue as there can be no assurance as to its ultimate outcome.

Supply/Demand Fundamentals

Poor industry operating performance and strong demand for methanol was experienced throughout the fourth quarter of 2004 resulting in the continuation of very favourable methanol market conditions and low global inventories. The introduction of product from the 1.7 million tonne per year Atlas facility was primarily offset by the shutdowns of Lyondell’s Channelview facility (750,000 tonnes) and Terra Industries’ Beaumont plant (700,000 tonnes) during the second half of 2004. The 1.0 million tonne per year NPC facility in Iran also commenced operations during the third quarter of 2004 and a 1.0 million tonne facility in Saudi Arabia started up late in 2004.

Our 840,000 tonne per year Chile IV facility will be the next significant increment of industry supply. Additional capacity additions for 2005 are planned and we believe that the impact of this new supply will be largely offset by increased demand and further shutdowns of higher cost methanol production exposed to high North American natural gas prices or high energy prices. Production from our New Zealand facilities during 2004 totalled 1.1 million tonnes and will be lower in 2005 as we are currently operating only the 500,000 tonne per year Waitara Valley plant.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 5

The Methanex non-discounted reference prices for January 2005 are $316 per tonne ($0.95 per gallon) in the United States and $302 per tonne in Asia. In Europe, the January 2005 contract transaction price was held at €230 (US$309 per tonne at the time of settlement compared with US$282 at October 2004). Currently, spot prices in the United States are approximately $299 per tonne ($0.90 per gallon) and spot prices in Europe (FOB Rotterdam) are approximately €215 per tonne. Prices in Asia are currently between $280 and $295 per tonne.

Methanex Non Discounted Regional Posted Contract Prices

	Jan	Oct
US$ per tonne	2005	2004

United States	$316	$279
Europe*	$309	$282
Asia	$302	$272

*	The European contract transaction price is €230 at October 2004 and January 2005 and is presented in the above table in United States dollars converted at the date of settlement.

Liquidity and Capital Resources

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the fourth quarter of 2004 were $104 million compared with $63 million for the same period in 2003. For the year ended December 31, 2004, cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas were $375 million compared with $330 million for the same period in 2003. The improvement in cash flows from operating activities in 2004 compared with 2003 is primarily the result of higher levels of earnings.

During 2004 we have returned $119 million of cash to shareholders through share repurchases and quarterly dividend payments. On November 18, 2004, we announced an increase in our normal course issuer bid, raising the maximum allowable repurchase from 6.1 million common shares to 12.2 million common shares. The normal course issuer bid expires May 16, 2005. During the fourth quarter, we repurchased for cancellation 1.5 million shares at an average price of US$16.51 per share, or $25 million. To December 31, 2004, we have repurchased for cancellation 6.1 million shares under this bid at an average price of US$13.95 per share, totaling $86 million. During the fourth quarter of 2004, we paid a quarterly dividend of US$0.08 per share, or approximately $10 million.

On March 31, 2004, we repaid all of the limited recourse long-term debt related to the Titan methanol facility. The total payment, including transaction costs, was $183 million.

During the fourth quarter of 2004 we contributed $9 million to fund our portion of a debt reserve related to the limited recourse long-term debt of the Atlas joint venture and capital expenditures for this facility were $7 million.

We are currently expanding our operations in Chile with the construction of Chile IV, an 840,000 tonne per year methanol facility, which is expected to start up at the end of the first quarter of 2005. Capital expenditures for Chile IV during the fourth quarter were $15 million, including capitalized interest of $4 million. Total capital expenditures for Chile IV during 2004 were $80 million, including capitalized interest of $14 million.

We have excellent financial capacity and flexibility. Our cash balance at December 31, 2004 was $210 million and we have an undrawn $250 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total approximately $80 million for the period to the end of 2007. At December 31, 2004, our estimated remaining expenditures to complete the construction of Chile IV were $57 million, including capitalized interest of $6 million. We have $250 million of public bonds due August 2005 and are currently reviewing our refinancing options.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 6

With $210 million cash on hand at the end of 2004 and a $250 million undrawn credit facility, we have the financial capacity to complete Chile IV and our capital maintenance spending program, pursue new opportunities to enhance our strategic position in the methanol industry and continue to deliver on our commitment to maintain a prudent balance sheet and return excess cash to shareholders.

The credit ratings for our unsecured notes at December 31, 2004 were as follows:

Standard & Poor’s	BBB- (stable)
Moody’s Investor Service	Ba1 (stable)
Fitch	BBB (stable)

Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Short-term Outlook

Global economic growth and tight supply conditions resulted in a favourable pricing environment in 2004. As we enter 2005 the methanol market remains extremely tight and global inventory levels are low. We expect that the impact of planned new capacity additions during 2005 is likely to be largely offset by further shutdowns of higher cost global methanol production and increased demand. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low-cost position will ensure that Methanex continues to be the leader in the methanol industry.

January 26, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 7

Additional Information

Supplemental Non-gaap Measures

In addition to providing measures prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents certain supplemental non-GAAP measures. These are EBITDA, income before unusual items (after-tax) and basic income before unusual items (after-tax) per share. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided to assist readers in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows from operating activities and other measures of financial performance and liquidity reported in accordance with GAAP.

EBITDA

The following table shows a reconciliation of cash flows from operating activities to EBITDA:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ thousands)	2004	2004	2003	2004	2003

Cash flows from operating activities	114,463	$63,256	$95,357	$335,619	$360,964
Add (deduct):
Changes in non-cash working capital and the utilization of prepaid natural gas	(10,928)	45,421	(32,093)	39,077	(30,554)
Other non-cash operating expenses	(4,638)	(4,493)	(7,418)	(12,895)	(18,279)
Asset restructuring charges — cash settlements	—	—	9,787	—	9,787
Interest expense	9,297	8,715	10,358	30,641	38,815
Interest and other income (expense)	(2,127)	(941)	(3,195)	(6,627)	(13,843)
Income taxes — current	14,702	13,944	8,783	48,572	39,586

EBITDA	$120,769	$125,902	$81,579	$434,387	$386,476

Income before Unusual Items (after-tax) and Basic Income before Unusual Items (after-tax) Per Share

Income before unusual items (after-tax) and basic income before unusual items (after-tax) per share are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that are considered to be non-operational and/or non-recurring.

The following table shows a reconciliation of net income (loss) to income before unusual items (after-tax) and the calculation of basic income before unusual items (after-tax) per share:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ thousands, except number of shares and per share amounts)	2004	2004	2003	2004	2003

Net income (loss)	$66,061	$71,178	$(111,696)	$236,444	$1,416
Add unusual items
Asset restructuring charges (after-tax)	—	—	139,352	—	139,352
Write-off of Australia project development costs	—	—	—	—	39,833

Income before unusual items (after-tax)	$66,061	$71,178	$27,656	$236,444	$180,601

Weighted average number of common shares outstanding (millions of shares)	120.4	121.6	119.7	121.5	123.0
Basic income before unusual items (after-tax) per share	$0.55	$0.59	$0.23	$1.95	$1.47

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 8

Quarterly Financial Data (unaudited)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ thousands, except per share amounts)	2004	2004	2004	2004

Revenue	$485,408	$428,840	$412,283	$392,953
Net income	66,061	71,178	52,375	46,830
Basic net income per common share	0.55	0.59	0.43	0.39
Diluted net income per common share	0.54	0.58	0.42	0.38

	Three Months Ended[1]
	Dec 31	Sep 30	Jun 30	Mar 31
($ thousands, except per share amounts)	2003	2003	2003	2003

Revenue	$358,421	$340,180	$377,603	$343,342
Net income (loss)	(111,696)	(9,253)	48,415	73,950
Basic net income (loss) per common share	(0.93)	(0.08)	0.38	0.59
Diluted net income (loss) per common share	(0.93)	(0.08)	0.37	0.57

[1]	The 2003 financial results have been restated. Refer to note 1 of the attached consolidated financial statements.

Forward-Looking Statements

Information in this management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol and carrying out major capital expenditure projects. Please also refer to page 43 of our 2003 Annual Report for more information on forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 9

Methanex Corporation
Consolidated Statements Of Income (unaudited)
(thousands of U.S. dollars, except number of shares and per share amounts)

	THREE MONTHS ENDED		YEARS ENDED
	DEC 31	DEC 31	DEC 31	DEC 31
	2004	2003	2004	2003

Revenue (note 1)	$485,408	$358,421	$1,719,484	$1,419,546
Cost of sales and operating expenses (note 1)	364,639	276,842	1,285,097	1,033,070
Depreciation and amortization	21,884	27,181	78,701	96,078

Operating income before undernoted items	98,885	54,398	355,686	290,398
Interest expense (note 8)	(9,297)	(10,358)	(30,641)	(38,815)
Interest and other income	2,127	3,195	6,627	13,843
Asset restructuring charges (note 10)	—	(139,352)	—	(139,352)
Write-off of Australia project development costs	—	—	—	(39,833)

Income (loss) before income taxes	91,715	(92,117)	331,672	86,241
Income taxes:
Current	(14,702)	(8,783)	(48,572)	(39,586)
Future	(10,952)	(10,796)	(46,656)	(45,239)

	(25,654)	(19,579)	(95,228)	(84,825)

Net income (loss)	$66,061	$(111,696)	$236,444	$1,416

Weighted average number of common shares outstanding*	120,378,149	119,677,786	121,515,689	122,961,809
Diluted weighted average number of common shares outstanding*	121,968,879	119,677,786	122,955,016	125,811,353
*number of common shares outstanding at December 31, 2004: 120,022,417 (December 31, 2003: 120,007,767)

Basic net income (loss) per common share	$0.55	$(0.93)	$1.95	$0.01
Diluted net income (loss) per common share	$0.54	$(0.93)	$1.92	$0.01

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 10

Methanex Corporation
Consolidated Balance Sheets
(thousands of U.S. dollars)

	DEC 31	DEC 31
	2004	2003

	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$210,049	$287,863
Receivables	293,207	220,871
Inventories	142,164	126,729
Prepaid expenses	16,480	14,852

	661,900	650,315
Property, plant and equipment (note 2)	1,366,787	1,320,227
Other assets	96,194	111,258

	$2,124,881	$2,081,800

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$230,758	$178,420
Current maturities on long-term debt and other long-term liabilities (note 4)	268,303	33,026

	499,061	211,446
Long-term debt (note 4)	350,868	756,185
Other long-term liabilities	60,170	67,420
Future income taxes (note 5)	265,538	261,218
Shareholders’ equity:
Capital stock	523,255	499,258
Contributed surplus (note 1)	3,454	7,234
Retained earnings (note 1)	422,535	279,039

	949,244	785,531

	$2,124,881	$2,081,800

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 11

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	NUMBER OF				TOTAL
	COMMON	CAPITAL	CONTRIBUTED	RETAINED	SHAREHOLDERS'
	SHARES	STOCK	SURPLUS	EARNINGS	EQUITY

Balance, December 31, 2002, as previously reported	125,651,639	$517,210	$—	$386,868	$904,078
Adjustments for retroactive adoption of new accounting policies (note 1):
Stock-based compensation	—	—	3,444	(3,444)	—
Asset retirement obligations	—	—	—	4,259	4,259

Balance, December 31, 2002, as restated	125,651,639	517,210	3,444	387,683	908,337
Year ended December 31, 2003
Net income, as previously reported	—	—	—	7,508	7,508
Adjustments for retroactive adoption of new accounting policies (note 1):
Stock-based compensation expense	—	—	3,790	(3,790)	—
Asset retirement obligations	—	—	—	(2,302)	(2,302)
Proceeds on issue of shares on exercise of stock options	3,356,128	19,173	—	—	19,173
Payment for shares repurchased	(9,000,000)	(37,125)	—	(51,523)	(88,648)
Dividend payments	—	—	—	(58,537)	(58,537)

Balance, December 31, 2003, as restated	120,007,767	499,258	7,234	279,039	785,531
Nine month period ended September 30, 2004
Net income	—	—	—	170,383	170,383
Stock-based compensation expense	—	—	1,408	—	1,408
Proceeds on issue of shares on exercise of stock options	4,544,600	33,600	—	—	33,600
Reclassification of grant date fair value on exercise of options	—	3,489	(3,489)	—	—
Payment for shares repurchased	(4,600,000)	(19,542)	—	(40,688)	(60,230)
Dividend payments	—	—	—	(23,778)	(23,778)

Balance, September 30, 2004	119,952,367	516,805	5,153	384,956	906,914
Three month period ended December 31, 2004
Net income	—	—	—	66,061	66,061
Stock-based compensation expense	—	—	330	—	330
Proceeds on issue of shares on exercise of stock options	1,613,650	11,054	—	—	11,054
Reclassification of grant date fair value on exercise of options	—	2,029	(2,029)	—	—
Payment for shares repurchased	(1,543,600)	(6,633)		(18,857)	(25,490)
Dividend payments	—	—	—	(9,625)	(9,625)

Balance, December 31, 2004	120,022,417	$523,255	$3,454	$422,535	$949,244

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 12

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	THREE MONTHS ENDED		YEARS ENDED
	DEC 31	DEC 31	DEC 31	DEC 31
	2004	2003	2004	2003

Cash Flows from Operating Activities
Net income (loss)	$66,061	$(111,696)	$236,444	$1,416
Add:
Depreciation and amortization	21,884	27,181	78,701	96,078
Future income taxes	10,952	10,796	46,656	45,239
Asset restructuring charges (note 10)	—	129,565	—	129,565
Write-off of Australia project development costs	—	—	—	39,833
Other	4,638	7,418	12,895	18,279

Cash flows from operating activities before undernoted changes	103,535	63,264	374,696	330,410
Receivables	(37,641)	5,066	(72,336)	1,732
Inventories	(1,127)	(15,620)	(15,565)	28,894
Prepaid expenses	(1,259)	(10,913)	(1,628)	(2,773)
Accounts payable and accrued liabilities	50,955	53,560	50,452	552
Utilization of prepaid natural gas	—	—	—	2,149

	114,463	95,357	335,619	360,964

Cash Flows from Financing Activities
Repayment of limited recourse long-term debt	—	(11,731)	(182,758)	(40,731)
Release of restricted cash	—	—	14,258	—
Funding of debt service reserve account	(9,060)	—	(9,060)	—
Proceeds on issue of limited recourse long-term debt	—	17,434	14,887	46,547
Proceeds on issue of shares on exercise of stock options	11,054	3,118	44,654	19,173
Payment for shares repurchased	(25,490)	—	(85,720)	(88,648)
Dividend payments	(9,625)	(7,194)	(33,403)	(58,537)
Repayment of other long-term liabilities	(2,934)	(5,403)	(14,588)	(16,470)

	(36,055)	(3,776)	(251,730)	(138,666)

Cash Flows from Investing Activities
Plant and equipment under construction or development	(22,306)	(74,208)	(134,184)	(206,968)
Property, plant and equipment	(5,310)	(6,956)	(22,539)	(35,982)
Accounts payable related to capital expenditures	(108)	(6,930)	1,886	1,522
Acquisition of Titan Methanol Company, net of cash acquired	—	—	—	(74,130)
Other assets	(2,334)	(24,204)	(6,866)	(40,264)

	(30,058)	(112,298)	(161,703)	(355,822)

Increase (decrease) in cash and cash equivalents	48,350	(20,717)	(77,814)	(133,524)
Cash and cash equivalents, beginning of period	161,699	308,580	287,863	421,387

Cash and cash equivalents, end of period	$210,049	$287,863	$210,049	$287,863

Supplementary Cash Flow Information
Interest paid, net of capitalized interest	$—	$1,389	$31,277	$34,278
Income taxes paid	$14,432	$5,500	$49,628	$33,716

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 13

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of United States dollars.

1.	Basis of presentation:

These consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2003 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described below:

(a)	Shipping and handling costs:

Inland shipping and handling costs billed to customers were previously included in revenue in the 2003 annual consolidated financial statements. These costs have been reclassified from revenue to cost of sales and operating expenses with no impact on reported earnings. For the three month period and year ended December 31, 2004, $6 million (2003 — $7 million) and $22 million (2003 — $25 million) of these inland shipping and handling costs have been included in cost of sales and operating expenses, respectively.

(b)	Stock-based compensation:

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation. The amended standard requires recognition of an estimate of the fair value of stock-based awards as a charge to earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value method had been used for stock based awards granted since January 1, 2002.

The amended recommendations have been applied retroactively, with restatement of prior periods. The restatement at December 31, 2003 resulted in an increase to contributed surplus and a decrease to retained earnings of $7 million (December 31, 2002 — $3 million). The adjustments represent the total compensation expense recorded for stock options granted on or after January 1, 2002. The restatement of the results for the three month period and year ended December 31, 2003 resulted in an increase to cost of sales and operating expenses of $1 million and $4 million, respectively. Compensation expense related to stock options was $0.3 million for the three month period ended December 31, 2004 and $2 million for the year ended December 31, 2004.

(c)	Asset retirement obligations:

Effective January 1, 2004, the Company adopted the new CICA recommendations for accounting for asset retirement obligations, which include site restoration costs. The new standard requires that obligations associated with the retirement of tangible long-lived assets and associated retirement costs be recognized at fair value in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related long-lived asset. The asset retirement obligation liability is increased at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement.

This standard has been applied retroactively, with restatement of prior periods. This restatement resulted in a decrease to the accrual for site restoration and an increase to retained earnings of $2 million at December 31, 2003. The restatement of the results for the three month period and year ended December 31, 2003 resulted in a reduction to net income of $1 million and $2 million, respectively. The application of this standard results in charges to net income of $0.3 million for the three month period ended December 31, 2004 and $1 million for the year ended December 31, 2004.

METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 14

2.	Property, plant and equipment:

		Accumulated
	Cost	Depreciation	Net Book Value

At December 31, 2004
Plant and equipment	$2,422,148	$1,302,701	$1,119,447
Plant and equipment under construction	222,443	—	222,443
Other	53,976	29,079	24,897

	$2,698,567	$1,331,780	$1,366,787

At December 31, 2003
Plant and equipment	$2,157,513	$1,237,872	$919,641
Plant and equipment under construction	377,840	—	377,840
Other	48,827	26,081	22,746

	$2,584,180	$1,263,953	$1,320,227

3.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture has constructed a 1.7 million tonne per year methanol plant in Trinidad which commenced operations on July 29, 2004.

The consolidated financial statements include the following amounts representing the Company’s proportionate interest in the Atlas joint venture:

	Dec 31, 2004	Dec 31, 2003

Consolidated Balance Sheets:
Cash and cash equivalents	$13,981	$18,429
Other current assets	21,677	2,443
Property, plant and equipment	284,336	235,718
Other assets	14,930	5,996
Current liabilities	30,112	4,486
Limited recourse long-term debt	159,012	144,125

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2004	2003	2004	2003

Consolidated Statements of Income:

Revenue	$51,632	$—	$68,980	$—
Expenses	33,438	—	46,692	—

Net income	$18,194	$—	$22,288	$—

Consolidated Statements of Cash Flows:
Cash inflows from operating activities	$25,547	$—	$32,865	$—
Cash inflows (outflows) from financing activities	(9,060)	17,434	5,827	46,547
Cash outflows from investing activities	(5,510)	(20,962)	(52,676)	(74,365)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 15

4.	Long-term debt:

	Dec 31, 2004	Dec 31, 2003

Unsecured notes	$449,920	$449,783
Atlas limited recourse facilities	159,012	144,125
Titan limited recourse facilities	—	183,638

	608,932	777,546
Less current portion	(258,064)	(21,361)

	$350,868	$756,185

The limited recourse long-term debt of Atlas is described as limited recourse as it is secured only by the assets of the joint venture.

On March 31, 2004, the Company repaid all of the limited recourse long-term debt related to the Titan methanol facility. The total payment, including transaction costs, was $183 million. As a result of this repayment, the Company reclassified $14 million of restricted cash for a debt service reserve account from other assets to cash and cash equivalents.

5.	Future income taxes:

On acquisition of Titan Methanol Company in 2003, the Company recorded a future income tax liability based on uncertainty related to an interpretation of certain tax legislation. During 2004, the Company reviewed its accounting for the acquisition in light of recent events clarifying the tax legislation in effect at the date of acquisition. As a result, at March 31, 2004, the Company recorded a balance sheet adjustment to reduce the future income tax liability and property, plant and equipment by $42 million.

6.	Net income per share:

A reconciliation of the weighted average number of common shares is as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2004	2003	2004	2003

Denominator for basic net income per common share	120,378,149	119,677,786	121,515,689	122,961,809
Effect of dilutive stock options	1,590,730	—	1,439,327	2,849,544

Denominator for diluted net income per common share	121,968,879	119,677,786	122,955,016	125,811,353

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 16

7.	Stock-based compensation:

(a)	Stock options:

i)	Incentive stock options:

Common shares reserved for incentive stock options at December 31, 2004 were as follows:

	Options Denominated in CAD$		Options Denominated in US$
	Number of	Weighted Average	Number of	Weighted Average
	Stock Options	Exercise Price	Stock Options	Exercise Price

Outstanding at December 31, 2003	4,682,775	$11.27	3,105,550	$7.51
Granted	—	—	93,300	11.56
Exercised	(3,094,600)	10.82	(923,800)	7.32
Cancelled	(200,000)	23.75	(67,400)	8.94

Outstanding at September 30, 2004	1,388,175	10.50	2,207,650	7.72
Granted	—	—	10,000	13.39
Exercised	(603,500)	10.08	(815,150)	6.68
Cancelled	—	—	(5,500)	7.97

Outstanding at December 31, 2004	784,675	$10.82	1,397,000	$8.36

As at December 31, 2004, 784,675 incentive stock options denominated in CAD$ and 249,038 incentive stock options denominated in US$ had vested and were exercisable at average prices of CAD$10.82 and US$8.65, respectively.

ii)	Performance stock options:

Common shares reserved for performance stock options at December 31, 2004 are as follows:

	Number of	Average exercise
	Stock Options	Price (CAD$)

Outstanding at December 31, 2003	925,200	$4.47
Exercised	(526,200)	4.47

Outstanding at September 30, 2004	399,000	4.47
Exercised	(195,000)	4.47

Outstanding at December 31, 2004	204,000	$4.47

As at December 31, 2004, all outstanding performance stock options have vested and are exercisable.

iii)	Compensation expense related to stock options:

Compensation expense related to stock options included in cost of sales and operating expenses is $0.3 million for the three month period ended December 31, 2004 (2003 — $0.9 million) and $1.7 million for the year ended December 31, 2004 (2003 — $3.8 million). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003

Risk-free interest rate	3%	5%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	35%	35%

For the year ended December 31, 2004, the weighted average grant date fair value of stock options granted was US$3.36 per share (2003 — $2.59 per share).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 17

7.	Stock-based compensation (continued):

(b)	Deferred and restricted share units:

Deferred and restricted share units outstanding at December 31, 2004 are as follows:

	Number of	Number of
	Deferred Share	Restricted Share
	Units	Units

Outstanding at December 31, 2003	366,389	500,640
Granted	183,165	579,700
Dividend equivalents	8,237	16,535
Redeemed	—	(77,833)

Outstanding at September 30, 2004	557,791	1,019,042
Granted	4,608	—
Dividend equivalents	2,432	4,514
Cancelled	—	(9,243)
Redeemed	(109,312)	—

Outstanding at December 31, 2004	455,519	1,014,313

The fair value of deferred and restricted share units at December 31, 2004 was $26.9 million compared with an accrued value of $15.4 million. Compensation expense related to deferred and restricted share units included in cost of sales and operating expenses is $4.5 million for the three month period ended December 31, 2004 (2003 — $1.0 million) and $12.8 million for the year ended December 31, 2004 (2003 — $3.6 million). Included in compensation expense for the three month period and year ended December 31, 2004 is $3.4 million (2003 — $0.5 million) and $7.0 million (2003 — $1.3 million), respectively, related to the increase in our share price since the date of grant.

8.	Interest expense:

	Three months ended		Years ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2004	2003	2004	2003

Interest expense before capitalized interest	$13,364	$17,531	$54,503	$58,991
Less: capitalized interest	(4,067)	(7,173)	(23,862)	(20,176)

Interest expense	$9,297	$10,358	$30,641	$38,815

9.	Retirement plans:

Total net pension expense for the defined benefit and defined contribution pension plans charged to operations during the three month period and year ended December 31, 2004 was $1.3 million (2003 — $1.6 million) and $6.2 million (2003 — $6.4 million), respectively.

10.	Asset Restructuring Charges:

During the fourth quarter of 2003, the Company recorded a non-cash asset impairment charge totaling $129.6 million relating to the carrying value of property, plant and equipment and related assets in New Zealand and Medicine Hat, Alberta. The Company also incurred costs and made payments of $9.8 million primarily for employee termination benefits to reduce the workforce at the Company’s New Zealand operations by approximately 82 employees and for costs to re-mothball the Medicine Hat facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 18

Methanex Corporation
Quarterly History (unaudited)

	2004	Q4	Q3	Q2	Q1	2003	Q4	Q3	Q2	Q1	2002	Q4	Q3	Q2	Q1

Methanol Sales Volume
(thousands of tonnes)

Company produced product	5,298	1,531	1,307	1,233	1,227	4,933	1,328	1,200	1,211	1,194	5,686	1,347	1,419	1,489	1,431
Purchased product	1,960	402	423	600	535	1,392	399	350	332	311	809	278	207	129	195
Commission sales[1]	169	128	41	—	—	254	—	—	55	199	725	197	188	183	157

	7,427	2,061	1,771	1,833	1,762	6,579	1,727	1,550	1,598	1,704	7,220	1,821	1,814	1,801	1,783

Methanol Production
(thousands of tonnes)

Chile	2,692	690	640	666	696	2,704	640	624	732	708	2,932	735	748	743	706
New Zealand	1,088	266	304	229	289	968	158	229	225	356	2,281	552	593	601	535
Canada	486	122	121	121	122	449	109	91	122	127	478	126	125	103	124
Titan, Trinidad	740	154	176	220	190	577	222	202	153	—	—	—	—	—	—
Atlas, Trinidad (63.1%)	421	264	157	—	—	—	—	—	—	—	—	—	—	—	—

	5,427	1,496	1,398	1,236	1,297	4,698	1,129	1,146	1,232	1,191	5,691	1,413	1,466	1,446	1,365

Methanol Price [2]
($/tonne)	234	248	245	222	220	220	204	216	240	223	155	188	182	138	111
($/gallon)	0.70	0.75	0.74	0.67	0.66	0.66	0.61	0.65	0.72	0.67	0.47	0.57	0.55	0.42	0.33

Per Share Information
Net income (loss)	$1.95	0.55	0.59	0.43	0.39	0.01	(0.93)	(0.08)	0.38	0.59	0.18	(0.25)	0.46	0.12	(0.14)

[1]	Commission sales volumes include the 36.9% of production from Atlas that we do not own. Commission sales volumes prior to 2004 represents commission sales of production from Titan Methanol Company prior to our acquisition of Titan effective May 1, 2003.

[2]	Produced and purchased product.

QUARTERLY HISTORY	METHANEX CORPORATION 2004 FOURTH QUARTER REPORT 19

NEWS RELEASE

Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

METHANEX CORPORATION — NOTICE OF CASH DIVIDEND

January 27, 2005

Methanex Corporation announced today that its Board of Directors has declared a quarterly dividend of US$0.08 per share that will be payable on March 31, 2005 to holders of common shares of record on March 17, 2005.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries:

Wendy Bach
Director, Investor Relations

Phone: (604) 661-2600